Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Announces Group Reorganization

New York/June 2, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (“MEDIROM” or the “Company”), today announced that at a meeting of the Board of Directors held on May 31, 2023, the Board approved a reorganization of the Company, where the Company will transfer its Digital Preventative Healthcare business to a newly established wholly-owned subsidiary of the Company and transfer the Company’s existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and corporate functions) to an existing wholly-owned subsidiary of the Company (the transactions contemplated thereunder collectively, the “Reorganization”). The Reorganization is expected to become effective July 3, 2023, which is further described below:

1.	Purpose of the Reorganization
With the official launch and the first batch of shipment of MOTHER Bracelet® in 2022, the Digital Preventative Healthcare business experienced strong growth last year. In order to strengthen the Digital Preventative Healthcare business as a major segment of business operations, the Company has decided to spin off the business from the parent company to form a new wholly-owned subsidiary, which is intended to be self-managed based on clearly defined responsibilities and authority pursuant to the management policies implemented in 2021.

In addition, by spinning off the Company’s salon development and general corporate departments, each operating subsidiary is expected to benefit from quick decision-making and independent management, which, in turn, may strengthen the business competitiveness of each subsidiary. As a result of the Reorganization, the parent company, MEDIROM Healthcare Technologies Inc., as a holding company, will continue to support the business growth of each operating subsidiary and strive to enhance the corporate value of the entire group.

2.	Summary of the Company Subsidiaries Involved in the Reorganization

	Splitting Entity	Succeeding Entity
Entity Name	MEDIROM Healthcare Technologies Inc.	MEDIROM MOTHER Labs Inc. (new wholly-owned subsidiary)
Summary of Business	Subsidiary management	Digital Preventative Healthcare business

	Splitting Entity	Succeeding Entity
Entity Name	MEDIROM Healthcare Technologies Inc.	Bell & Joy Power Partners Inc. (existing wholly-owned subsidiary)
Summary of Business	Subsidiary management	• Salon operation outsourcing • Salon development • Shared corporate services, including accounting, legal, general affairs, HR, IT and corporate planning functions

3.	Organizational Structure Chart of MEDIROM Group (after the effective date)

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 313 (as of April 30, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■ Contacts

Investor Relations Team

ir@medirom.co.jp

2